SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended: **December 31, 2006** Commission File Number: **1-1687**

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Director, Payroll and Benefits of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan
(Name of Plan)

Date June 27, 2007

G. T. Welsh, Director,
Payroll and Benefits of PPG Industries, Inc. and Administrator of the Plan

PPG Industries Employee Savings Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PPG Industries Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PPG Industries Employee Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statement and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2007

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006

	Notes	Participant Directed	Nonparticipant Directed	Total
ASSETS:				
Investments at fair value:	1			
PPG Industries, Inc. common stock (at $64.21 per share):				
Allocated shares — 15,406,200		$ 266,981,873	$ 722,250,229	$ 989,232,102
Unallocated shares — 694,115	4	-	44,569,124	44,569,124
Mutual funds		581,647,462	-	581,647,462
S&P 500 Index Fund		243,674,433	-	243,674,433
Investments held by Stable Value Fund	3	656,305,257	-	656,305,257
Wrapper contracts held by Stable Value Fund	3	6,003,858	-	6,003,858
International Equity Fund		102,546,766	-	102,546,766
Money market funds		14,915,917	245,934	15,161,851
Interest bearing cash		155,460	-	155,460
Loans to participants — net	2	44,327,703	-	44,327,703
Total investments at fair value		1,916,558,729	767,065,287	2,683,624,016
Receivables:				
Security sales pending settlement		11,070,900	-	11,070,900
Interest and dividends		112,217	17,675	129,892
Interfund transfer		2,680,882	-	2,680,882
Total receivables		13,863,999	17,675	13,881,674
Total assets		1,930,422,728	767,082,962	2,697,505,690
LIABILITIES:				
ESOP loans	4	-	23,906,950	23,906,950
Interfund transfer		2,680,882	-	2,680,882
Other liabilities		129,067	-	129,067
Total liabilities		2,809,949	23,906,950	26,716,899
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE		1,927,612,779	743,176,012	2,670,788,791
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3	(25,512)	-	(25,512)
NET ASSETS AVAILABLE FOR BENEFITS		$ 1,927,587,267	$ 743,176,012	$ 2,670,763,279

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005

	Notes	Participant Directed	Nonparticipant Directed	Total
ASSETS:				
Investments at fair value:	1			
PPG Industries, Inc. common stock (at $57.90 per share):				
Allocated shares — 17,575,898		$ 305,706,764	$711,937,730	$1,017,644,494
Unallocated shares — 1,119,208	4	-	64,802,143	64,802,143
Mutual funds		553,647,190	-	553,647,190
S&P 500 Index Fund		199,365,179	-	199,365,179
Investments held by Stable Value Fund	3	627,678,619	-	627,678,619
Wrapper contracts held by Stable Value Fund	3	4,947,956	-	4,947,956
International Equity Fund		38,986,196	-	38,986,196
Money market funds		21,810,363	246,972	22,057,335
Interest bearing cash		708,092	-	708,092
Loans to participants — net	2	46,532,741	-	46,532,741
Total investments at fair value		1,799,383,100	776,986,845	2,576,369,945
Receivables:				
Security sales pending settlement		84,214	-	84,214
Interest and dividends		112,137	12,261	124,398
Interfund transfer		1,509,667	-	1,509,667
Total receivables		1,706,018	12,261	1,718,279
Total assets		1,801,089,118	776,999,106	2,578,088,224
LIABILITIES:				
ESOP loans	4	-	35,908,951	35,908,951
Interfund transfer		1,509,667	-	1,509,667
Security purchases pending settlement		6,376,787	-	6,376,787
Other liabilities		129,537	-	129,537
Total liabilities		8,015,991	35,908,951	43,924,942
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE		1,793,073,127	741,090,155	2,534,163,282
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3	-	-	-
NET ASSETS AVAILABLE FOR BENEFITS		$1,793,073,127	$741,090,155	$2,534,163,282

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

	Notes	Participant Directed	Nonparticipant Directed	Total
ADDITIONS:				
Net investment income:				
Dividends:				
Allocated		$ 38,296,810	$ 21,921,584	$ 60,218,394
Unallocated		-	1,860,489	1,860,489
Interest		2,665,931	1,058,942	3,724,873
Administrative expenses		(1,630,131)	(399,928)	(2,030,059)
Net appreciation in fair value of investments		142,357,849	68,955,198	211,313,047
Net investment income		181,690,459	93,396,285	275,086,744
Contributions:	2			
Employer		332,766	30,483,386	30,816,152
Employee		79,067,465	-	79,067,465
Total contributions		79,400,231	30,483,386	109,883,617
Net additions		261,090,690	123,879,671	384,970,361
DEDUCTIONS:				
Withdrawals		190,816,960	54,676,611	245,493,571
Deemed distributions	2	426,886	-	426,886
Interest expense	4	-	2,449,907	2,449,907
Total deductions		191,243,846	57,126,518	248,370,364
NET INCREASE PRIOR TO FUND TRANSFERS		69,846,844	66,753,153	136,599,997
NET FUND TRANSFERS		64,667,296	(64,667,296)	-
NET INCREASE		134,514,140	2,085,857	136,599,997
NET ASSETS AVAILABLE FOR BENEFITS:				
Beginning of year		1,793,073,127	741,090,155	2,534,163,282
End of year		$ 1,927,587,267	$ 743,176,012	$ 2,670,763,279

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Notes	Participant Directed	Nonparticipant Directed	Total
ADDITIONS:				
Net investment income (loss):				
Dividends:				
Allocated		$ 24,646,353	$ 22,215,650	$ 46,862,003
Unallocated		-	2,560,724	2,560,724
Interest		2,464,957	1,010,860	3,475,817
Administrative expenses		(1,383,098)	(485,902)	(1,869,000)
Net appreciation (depreciation) in fair value of investments		21,073,297	(152,448,442)	(131,375,145)
Net investment income (loss)		46,801,509	(127,147,110)	(80,345,601)
Contributions:	2			
Employer		-	35,613,471	35,613,471
Employee		70,263,342	-	70,263,342
Total contributions		70,263,342	35,613,471	105,876,813
Net additions (reductions)		117,064,851	(91,533,639)	25,531,212
DEDUCTIONS:				
Withdrawals		132,469,951	43,107,721	175,577,672
Deemed distributions	2	95,766	-	95,766
Interest expense	4	-	2,720,874	2,720,874
Total deductions		132,565,717	45,828,595	178,394,312
NET DECREASE PRIOR TO FUND TRANSFERS		(15,500,866)	(137,362,234)	(152,863,100)
NET FUND TRANSFERS		16,302,590	(16,302,590)	-
NET INCREASE (DECREASE)		801,724	(153,664,824)	(152,863,100)
NET ASSETS AVAILABLE FOR BENEFITS:				
Beginning of year		1,792,271,403	894,754,979	2,687,026,382
End of year		$1,793,073,127	$741,090,155	$2,534,163,282

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting — The financial statements of the PPG Industries Employee Savings Plan (the Plan) are prepared on the accrual basis of accounting, except for benefits payable, which is not recorded as a liability of the Plan in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, *Audits of Employee Benefit Plans*. As of December 31, 2006 and 2005, net assets available for benefits included benefits of $0 and $583,403, respectively, due to participants who had requested withdrawals, including loans, from the Plan as of those dates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.

Investment Options — Investment options available to participants for the years ended December 31, 2006 and 2005, consisted of:

- PPG Stock Fund — includes employer securities and a small percentage of short-term cash investments.
- S&P 500 Index Fund — a commingled pool.
- International Equity Fund — a pooled separate account.
- Stable Value Fund — a pooled separate account.
- BlackRock Mutual Fund — Total Return Portfolio II Fund (previously the Core Bond Total Return Fund).
- Fidelity Mutual Funds — Growth Company Fund and the Contrafund. At December 31, 2005, the Fidelity Mutual Funds also included the Growth & Income Fund. In February 2006, the Benefits Investment Committee (BIC) and the Employee Benefits Committee (EBC) approved the removal of the Fidelity Growth & Income Fund as a Plan investment option effective September 30, 2006. Plan participants were given the opportunity to transfer their monies out of the Growth & Income Fund at any time prior to September 28, 2006. As of September 30, 2006, the $26.3 million that remained in the fund was transferred to the S&P 500 Index Fund.

- Vanguard® Mutual Funds — Small Capitalization Index Fund, LifeStrategy® Income Fund, LifeStrategy® Moderate Growth Fund, and LifeStrategy® Growth Fund.

The Vanguard® LifeStrategy® Funds are life-cycle funds that use target allocation as a simplified approach to meet investors' different objectives and risk tolerances. The Vanguard® LifeStrategy® Funds offer participants the option to invest in a professionally managed, balanced investment portfolio through a single fund which invests in varying proportions in five Vanguard® mutual funds as detailed below:

	LifeStrategy® Income Fund	LifeStrategy® Moderate Growth Fund	LifeStrategy® Growth Fund
Vanguard® Total Stock Market Index Fund	5 %	35 %	50 %
Vanguard® Asset Allocation Fund	25	25	25
Vanguard® Short-Term Investment-Grade Fund	20	-	-
Vanguard® Total International Stock Index Fund	-	10	15
Vanguard® Total Bond Market Index Fund	50	30	10
	100 %	100 %	100 %

Investment Valuation — Investments are generally stated at fair value. Investments in securities traded on security exchanges and mutual funds are valued at the New York Stock Exchange (NYSE) closing sales price on the last business day of the Plan year with the exception of the unallocated shares (shares held by the Employee Stock Ownership Plan, or ESOP) in the PPG Stock Fund, which are valued at the closing composite price, which includes trades on the NYSE, and the Philadelphia exchange. Listed securities for which no sale was reported on that date are valued at bid quotations. Participant loans are valued at the outstanding loan balances.

The S&P 500 Index Fund is a commingled pool managed by Barclay's Global Investors (BGI) that primarily invests in the common stocks of the 500 companies that make up the Standard & Poor's Composite Stock Index (S&P 500). The fund's objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividends re-invested. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the commingled pool is determined by BGI, and is based upon the fair value of the underlying securities held by the commingled pool.

The International Equity Fund is a pooled separate account that employs investment managers with distinct but complementary investment styles that invest primarily in foreign securities of three different institutionally managed commingled pools. Until April 2007, the three managers of the fund were: The Boston Company, Capital Guardian, and Fidelity Investments. Effective April 2007, Capital Guardian was removed as a manager and investments previously held by Capital Guardian were transferred to the Fidelity Investments portion of the International Equity Fund. This fund is available only to Plan participants. The fair value of the fund is based upon the market value of the underlying securities held by the commingled pools.

The Stable Value Fund is a pooled separate account with Fidelity Management Trust Company (FMTC) as the investment manager, which invests in a diversified portfolio of fixed income securities such as U.S. government obligations, mortgage-related and asset-backed securities, and corporate bonds. See Note 3 for additional information regarding the Stable Value Fund.

Adoption of New Accounting Standard — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP). As required by the FSP, the statement of net assets available for benefits presents investment contracts at fair value as well as the adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract basis and was not affected by the adoption of the FSP.

2. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description dated April 3, 2000, and Plan newsletters (summary of material modifications) issued since this date, for more information on the Plan.

Administration — The Director, Payroll and Benefits, of PPG Industries, Inc. (the Company or PPG) is responsible for the administration of the Plan (the Administrator). The Plan pays the fees associated with administering the Plan.

The BIC has the fiduciary responsibility to control and manage the assets of the Plan. These responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks.

The EBC has responsibility for establishing, maintaining, and amending the Plan.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was converted to an ESOP on December 1, 1988 (see Note 4). At that time, the total Plan was considered to be the ESOP. The Plan was amended effective January 1, 2006, so that only the PPG Stock Fund will be considered to be the ESOP. This change does not affect participant contributions, Company-matching contributions, any of the Plan's other provisions or the net assets available for benefits of the Plan.

Trustees of the Plan Assets — Mellon Bank, N.A. is the trustee of the unallocated ESOP shares held in the PPG Stock Fund as of December 31, 2006 and 2005. FMTC is the trustee for all other funds as of December 31, 2006 and 2005.

Eligibility to Participate in the Plan — The Plan is designed for U.S. salaried and hourly employees of PPG Industries, Inc. and its wholly owned subsidiaries who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may elect to become a participant as of the first of any month that is coincident with or following his or her hire date.

Contributions — Contributions under the Plan are made by the participants and, for certain participants, by the Company. The participants' maximum contribution rate through December 31, 2006, was 25% of eligible participant compensation. Effective January 1, 2007, the Plan was amended to allow participants' maximum contribution rate to be raised to 50% of eligible participant compensation. Also, the Plan was amended effective February 1, 2007, to implement a Roth 401(k) after-tax contribution feature. Catch-up contributions are permitted for eligible participants (catch-up contributions are not eligible for the Company match). Employee contributions also include rollovers from other qualified plans. The amount of rollovers totaled $6.1 million and $1.5 million in 2006 and 2005, respectively.

For most participants not covered by a collective bargaining agreement, Company-matching contributions through December 31, 2006, were computed by multiplying each participant's monthly contribution or portion thereof, as defined by the Plan, by a percentage based upon the Company's return on capital of the prior year. Such percentage ranged from a minimum of 50% to a maximum of 125%, and was applied to a maximum of 6% of eligible participant compensation. The Company's matching percentage for these participants was 75% and 85% in 2006 and 2005, respectively. Effective January 1, 2007, the Plan was amended to state that the Company match rate established each year will be at the discretion of the Company with the match being 100% in 2007, applied to a maximum of 6% of eligible participant compensation. For those participants whose employment is covered by a collective bargaining agreement, the level of Company-matching contributions, if any, is determined by the collective bargaining agreement.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, if applicable, and allocations of fund earnings and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan.

Vesting — Most participant contributions, Company match, and related earnings are vested immediately and become nonforfeitable.

Payment of Benefits — On termination of service due to retirement, long-term disability, or voluntary or involuntary separation from service, a participant may elect how to receive payment of his or her account among several options including a total distribution, a partial lump-sum distribution, or recurring payments. The benefit to which a participant is entitled is the participant's vested account balance. In 2004, the Plan adopted the safe-harbor provisions for participants who separate from service on or after March 28, 2005 with a vested account balance of less than $5,000. Participants who separate from service with a vested balance between $1,000 and $5,000 will have their vested account balance rolled over unless they make a different decision within 90 days of their separation from service. Those participants with vested balances of less than $1,000 will receive a taxable cash distribution.

Payments to designated beneficiaries upon the death of the participant are paid as a lump-sum distribution as soon as administratively possible from the date the assets are transferred into the account of the designated beneficiary(ies). Such payments must be requested by the designated beneficiary(ies).

Participant Loans — All active participants, excluding (a) those with a vested account balance less than $2,100, (b) those who have two existing loans, (c) those who have defaulted on an existing loan within the past 36 months, and (d) those who have paid off a loan in the past 30 days, may borrow from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance, reduced by the highest outstanding loan balance over the past 12 months. General purpose loans have a loan term of 12 to 56 months. Primary residence loans have a loan term of 60 to 360 months. The loans are secured by the participants' account balance and bear interest at a rate equal to the Prime interest rate on the last business day of the previous month plus 1%. Principal and interest payments are paid ratably and are generally repaid by payroll deduction. A $50 loan processing fee is deducted from participant accounts for loans.

Deemed distributions represent loans to participants that are delinquent by more than 90 days and are thus considered distributions. At December 31, 2006 and 2005, loans to participants have been reduced by delinquent loans that totaled approximately $3,061,000 and $2,634,000, respectively.

Voting Rights — Participants have voting rights for the shares of PPG common stock that are allocated to their accounts.

3. STABLE VALUE FUND

The objective of the Stable Value Fund is to provide participants with preservation of principal and accumulated interest, book value liquidity for loans, withdrawals or transfers, and investment returns similar to intermediate bonds with less risk or volatility.

The Stable Value Fund includes constant duration synthetic guaranteed investment contracts (synthetic GICs) which guarantee specified rates of return. The use of synthetic GICs allows for control over the underlying securities in the portfolio while still being able to offer the book value liquidity for benefits to the Plan participants (benefit-responsive). The book value guarantee results in a stable return and reduces the volatility normally associated with a bond fund.

The synthetic GICs include underlying assets which are held in a trust which is owned by the Plan and utilize benefit-responsive wrapper contracts issued by CDC Financial Products, UBS AG, Chase Manhattan Bank, and Monumental Life Insurance Company. These wrapper contracts have an S&P rating of AAA, AA+, AA-, and AA respectively. The underlying investments are stated at fair value. Fair value of the underlying investments is based on quoted market prices. The fair market value of the wrapper contract is estimated by converting the basis points assigned to the wrap fees into dollars.

These contracts provide that participant fund transactions are executed at contract value. Contract value represents contributions made to the fund, plus net investment income, less participant withdrawals. The interest rates are reset quarterly based upon market rates of similar investments, the current yield of the underlying investments and the spread between market value and contract value, but the rate cannot be less than 0%.

Certain events such as a Plan termination or plan merger initiated by the Plan administrator may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan administrator does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2006	2005
Average yields:		
Based on annualized earnings (1)	5.12 %	4.88 %
Based on interest rate credited to participants (2)	4.53	4.22

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

In 2006 and 2005, the Stable Value Fund had 100% of its investments in the Stable Value Pool. The types of securities included in the Stable Value Pool, at fair value, as of December 31, are as follows:

	2006	2005
At fair value:		
Money market funds	$ 13,017,517	$ 18,127,479
Foreign obligations	-	1,310,524
Yankee bonds	-	1,755,651
U.S. government obligations	140,044,998	135,391,080
Corporate bonds	148,781,019	173,206,064
Mortgage-related securities	234,240,572	192,550,751
Asset-backed securities	120,221,151	105,337,070
	656,305,257	627,678,619
Wrapper contracts	6,003,858	4,947,956
Fair value	662,309,115	632,626,575
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(25,512)	-
Contract value of Stable Value Fund	$662,283,603	$632,626,575

4. ESOP LOANS

The Plan and a former savings plan were converted to an ESOP on December 1, 1988. During the nine-month period ended September 30, 1989, the Plan borrowed $272 million from the Company and other lenders. The borrowings from other lenders are guaranteed by the Company. The proceeds from these borrowings were used to purchase approximately 12 million shares of PPG common stock from the Company and in the open market. Since 1990, the Plan has also borrowed from the Company $215 million to purchase approximately 5,375,000 shares of PPG common stock in the open market at various dates. The purchased shares initially represent an unallocated investment of the Plan which is allocated to individual participants' accounts as the Plan's loans are repaid. For the years ended December 31, 2006 and 2005, there were no additional borrowings and no additional shares were purchased. For the years ended December 31, 2006 and 2005, 425,093 shares and 417,514 shares, respectively, were transferred from the unallocated portion of the PPG Stock Fund to the allocated portion of the PPG Stock Fund. The Plan obtains funds to repay the loans primarily through dividends on the PPG common stock and Company contributions. As of December 31, 2006, the Plan has repaid approximately $463 million of these loans. Of the total debt outstanding at December 31, 2006, approximately $6 million was owed to the Company with a variable interest rate (8.25% and 7.25% at December 31, 2006 and 2005, respectively), $9 million bears a fixed interest rate which approximates 8.5% per annum, while the remaining borrowings bear interest at variable rates which approximated 5.1% and 4.0% per annum as of December 31, 2006 and 2005, respectively. The fixed and variable rate notes mature in 2008 and require annual principal payments from 2007 to 2008. Scheduled repayments of the ESOP loans outstanding at December 31, 2006, are as follows:

2007	$ 10,002,000
2008	13,904,950
Total	$ 23,906,950

The ESOP loans had fair values of approximately $25 million and $38 million at December 31, 2006 and 2005, respectively. The fair values of the ESOP loans were based on discounted cash flows and interest rates available to the Company for instruments of the same remaining maturities.

In November 2006, the Plan was informed by the Department of Labor (DOL) that the Plan was under review with respect to its compliance with the prohibited transaction exemption for loans to employee stock ownership plans set forth in DOL Regulation Section 2550.408(b)-3(m). Although this review has not been completed, the Administrator believes that the Plan has complied with the aforementioned DOL Regulation.

5. NONPARTICIPANT DIRECTED INVESTMENTS

All monies invested in the Plan, with the exception of the Company contributions, were participant directed through December 31, 2006. The Company contributions are shown separately in the financial statements as nonparticipant directed investments and are deposited directly into the PPG Stock Fund. The Plan allowed for Company contributions to become participant directed at certain ages (25% at age 45, 50% at age 50, and 100% at age 55) and upon separation from service for any reason at any age. At December 31, 2006 and 2005, of the investments in the PPG Stock Fund that are nonparticipant directed, $409,885,728 and $404,015,199, respectively, could be considered participant directed based on the age guidelines noted above and $45,826,222 and $48,057,973, respectively, were held by separated from service participants under 55.

Effective January 1, 2007 the Plan was amended, for most Plan participants, so that Company match monies can be diversified into other Plan investment options without age restrictions, subject to a limit of five fund transfers per calendar quarter, in accordance with the Plan provisions, thus becoming 100% participant directed.

6. INVESTMENTS

The fair value of the Plan's investments that exceeded 5% of net assets at December 31, 2006 and 2005, are as follows:

	2006	2005
PPG Industries common stock *	$ 1,033,801,226	$ 1,082,446,637
Stable Value Fund (investments and wrapper contracts)	662,309,115	632,626,575
S&P 500 Index Fund	243,674,433	199,365,179
Fidelity Contrafund (mutual fund)	181,391,244	166,300,126

* Includes $766,819,353 in 2006 and $776,739,873 in 2005 of nonparticipant directed investments.

During the years ended December 31, 2006 and 2005, the Plan's investments appreciated (depreciated) in value, including gains and losses on investments bought and sold, as well as held during the year as follows:

	2006	2005
PPG Industries common stock	$ 103,918,151	$ (205,874,845)
Mutual funds	31,471,783	33,170,008
S&P 500 Index Fund	31,873,599	9,520,578
Stable Value Fund	28,834,802	27,602,059
International Equity Fund	15,214,712	4,207,055
Net appreciation (depreciation) in fair value of investments	$ 211,313,047	$ (131,375,145)

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all unallocated shares remaining after the settlement of the Plan's obligations will be allocated and the Plan participants will receive all amounts credited to their accounts.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 7, 2002, that the Plan continues to be qualified and the trusts established under the Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as a withdrawal is made.

* * * * * *

SUPPLEMENTAL SCHEDULE

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
PPG Industries, Inc. common stock:			
*PPG Industries, Inc. common stock — allocated	15,406,200	$ 868,715,853	$ 989,232,102
*PPG Industries, Inc common stock — unallocated	694,115	49,078,659	44,569,124
Total PPG Industries, Inc. common stock		917,794,512	$ 1,033,801,226
Mutual Funds:			
*Fidelity Contrafund	2,782,074		181,391,244
*Fidelity Growth Company Fund	1,694,162		118,100,052
Vanguard® LifeStrategy Moderate	5,161,058		105,079,144
Vanguard® LifeStrategy Growth	2,984,037		71,228,966
Vanguard® Small Capitalization Index Fund	1,777,553		58,037,119
Vanguard® LifeStrategy Income	2,451,342		34,147,191
*Blackrock Total Return Portfolio II	1,436,777		13,663,746
Total mutual funds			$ 581,647,462
S&P 500 Index Fund:			
*BGI S&P 500 Index Fund	5,343,738		$ 243,674,433
Stable Value Fund:			
Money market funds:			
*Fidelity Institutional Cash Portfolio: MM Fund Class I	7,480,540		7,480,540
Bankers Trust Pyramid Directed Account Cash Fund	4,620,603		4,620,603
CIBC# YCD 4.375% 7/28/2008	916,374		916,374
Total money market funds			$ 13,017,517
U.S. Government Obligations:			
FHLM 4.625% 12/19/08	23,167,000		23,031,813
FNMA 6.25% 2/01/11 SUBS	2,000,000		2,136,359
FNMA 4% 9/02/08 SUBS	2,410,000		2,396,926
FNMA 3.375% 12/15/08	3,000,000		2,912,949
NCSLT 05-1 AIO 6.75% 12/09	450,000		84,026
USTN 3.375% 9/15/09	6,616,000		6,455,966
USTN 4.125% 8/15/10	17,000,000		16,942,146
USTN 4.875% 5/31/11	62,000,000		62,693,432
USTN 5.125% 6/30/11	23,000,000		23,391,381
Total U.S. government obligations			$ 140,044,998
Corporate bonds:			
ANZ NATL INTL 4.265% 5/16/08 144	1,835,000		1,817,480
AT&T CORP GLOBAL 6% 3/15/09 DTC	195,000		201,135

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
AT&T WIRELESS 7.875% 3/01/11	690,000		$ 770,742
AT&T WIRE GLBL 8.125% 5/1/12 DT	710,000		808,555
AXA FINL INC 7.75% 8/01/10	930,000		1,031,708
ALLSTATE 2.5% 6/20/08	480,000		461,656
AMERICA MOVIL 4.125% 3/1/09	1,400,000		1,381,530
AGFC SR MTN 4.625% 5/15/09	1,095,000		1,084,182
AMER HOND MED 4.5% 5/26/09 144A	1,250,000		1,234,110
AMER HOND MED 4.25% 3/11/08 144A	750,000		749,956
ASSOCIATES CORP 6.875% 11/15/08	360,000		372,916
ASSOC-NA GLBL 6.25% 11/01/08	500,000		512,875
AVON PRODUCTS 5.125% 1/15/11	180,000		182,543
BBVA BANC 5.3795% 7/22/15 144A	500,000		505,657
BTM CURACAO 4.76% 7/21/15 144A	425,000		424,803
BANKAMER 7.8% 2/15/10 GLBL	1,555,000		1,715,614
BONY INC 4.25%/3ML 9/4/12	705,000		710,181
BONY INC 3.4/3ML+148 3/15/13	2,630,000		2,597,486
BANK ONE GLBL 6% 8/01/08 DT	555,000		575,738
BANKONE 2.625% 6/30/08	357,000		343,329
BNK OF TOKYO MIT GL8.4% 4/15/10	1,070,000		1,183,284
BELLSOUTH GLBL 4.2% 9/15/09 DT	830,000		817,138
BRITISH G 8.125%/8.375% 12/10 DT	1,940,000		2,171,827
CIT GROUP 4.125% 11/3/09	900,000		878,798
CIT GROUP INC 5% 11/24/08	435,000		435,143
CAPITAL ONE MTN 4.875% 5/15/08	764,000		764,050
CAPITAL ONE MTN 4.25% 12/1/08	500,000		491,901
CAPITAL ONE 5% 6/15/09	325,000		323,875
CHUBB CORP 5.472% 8/16/08	390,000		393,695
CITIGROUP GLBL 3.625% 2/09/09	3,470,000		3,417,005
COUNTRYWIDE MTN 3.25% 5/21/08	1,045,000		1,019,681
CREDIT SUISSE 4.875% 8/15/10	1,085,000		1,093,178
DAIMLERCHRYSLER 5.75% 8/10/09	2,700,000		2,765,034
DAIMLERC NA MTN 5.75% 9/08/11	970,000		985,061
JOHN DEERE MTN D 4.375% 3/14/08	985,000		986,320
JOHN DEERE CAP 4.875% 3/16/09	600,000		603,185
DEUTSCHE TEL 5.375% 3/23/11	1,885,000		1,906,872
DONNELLEY RR 3.75% 4/1/09	2,315,000		2,250,111
DUKE ENERGY 3.75% 3/05/08	650,000		647,779
ENCANA CORP 4.6% 8/15/09	370,000		369,475
EXELON GEN GLBL 6.95% 6/15/11	1,100,000		1,162,213
FPL GROUP 7.375% 6/01/09	570,000		599,965
FPL GROUP 5.551% 2/16/08	740,000		756,359
FLTBOSFI 3.85% 2/15/08	1,250,000		1,248,971
FRANKLIN RESOUR 3.7% 4/15/08	1,750,000		1,727,653
FUJI FIN 8.625% 4/15/10 144A	1,110,000		1,278,983
GE CAP CP MTN 7.5% 6/15/09	1,100,000		1,157,768

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
GECAP MTN 4% 6/15/09	1,175,000		$ 1,146,158
GE CAP CORP MTN 5.25% 10/27/09	4,350,000		4,403,850
GOLDMAN SACHS 5% 1/15/11	895,000		908,119
GOLDMAN SACHS 4.5% 6/15/10	605,000		593,346
GREENPOINT FINL 3.2% 6/06/08	1,770,000		1,713,277
HBOS PLC MTN 3.75% 9/30/08 144A	980,000		963,622
HBOS PLC 5.625% 7/20/09 144A	1,300,000		1,345,910
HSBC FIN CORP MTN 4.125% 3/11/08	1,460,000		1,458,965
HANCOCK JHN GLB 3.75% 9/30/08	1,000,000		983,060
HANCOCK JOHN GLB 3.5% 1/30/09	1,165,000		1,140,650
HARTFORD FINL 5.55% 8/16/08	385,000		389,191
HEINZ CO 6.428% 12/01/08 144A	730,000		746,934
HOUSEHOLD GBL 5.875% 2/1/09 DT	355,000		368,783
HOUSEHOLD FIN C 4.125% 12/15/08	1,020,000		1,001,615
HOUSEHOLD FIN CO 4.75% 5/15/09	1,643,000		1,635,198
HOUSEHOLD MTN 4.125% 11/16/09	496,000		484,776
HUTCHISON WINT 7% 2/16/11 144A	400,000		434,340
HUTCHISON WH 5.45% 11/24/10 144	1,700,000		1,714,483
ILFC ECAP TR 5.9%/VR 12/65 144A	1,975,000		1,998,690
INTL LEASE FIN 4.625% 6/02/08	305,000		302,570
INTL LEASE FIN 3.5% 4/01/09	700,000		679,471
INTL LEASE FIN 4.75% 7/01/09	800,000		809,225
JPMORGAN CHAS GLB 3.625% 5/1/08	65,000		63,888
KOREA DEV BANK 3.875% 3/02/09	700,000		688,502
KRAFT FOODS 4% 10/1/08	805,000		795,365
LEGG MASON INC 6.75% 7/02/08	380,000		400,297
LEHMAN BROS HLD GLBL 7% 2/1/08	2,645,000		2,766,852
LEHMAN BROS MTN 3.95% 11/10/09	1,180,000		1,147,209
LEHMAN BROS MTN 4.25% 1/27/10	910,000		902,360
LOUIS DREYFUS 6.875% 12/01/07	405,000		412,132
MARSHALL&ILSLEY 4.4% 3/15/10	270,000		266,554
MBNA CAPITAL 8.278% 12/01/26	560,000		587,614
MANUFTRS & TRDR 3.85% 4/01/13	3,340,000		3,314,833
AMERITECH CAP 6.25% 5/18/09 EC	836,000		877,766
MARSHALL & ISLY 4.375% 8/01/09	795,000		792,041
MERRILL LYN MTN 4.125% 1/15/09	115,000		114,872
MERRILL LYN MTN 4.125% 9/10/09	480,000		473,353
MERRILL LYN MTN 4.831% 10/27/08	585,000		586,286
MONUMENT GLBAL 4.375% 7/09 144A	1,545,000		1,539,892
MORGAN JP MTN A 6% 1/15/09	405,000		421,964
MORGAN JP & CO 6.25% 1/15/09	1,030,000		1,078,832
MORGAN STLY MTN 5.625% 1/09/12	3,200,000		3,323,736
MORGAN STANLEY 4% 1/15/10	2,060,000		2,031,266
NAT-RURAL GLBL 5.75% 8/28/09	480,000		495,363
NEXTEL COMM 5.95% SER F 3/14	610,000		605,437

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
ORIX CORP 5.48% 11/22/11	1,185,000		$ 1,189,750
PECO ENERGY 3.5% 5/01/08	1,525,000		1,497,804
PNC FUNDING CORP 4.2% 3/10/08	1,040,000		1,033,994
PNC FUNDING CORP 4.5% 3/10/10	700,000		694,315
PETRO EXP 4.623% 6/15/10 144A	575,556		567,518
PETRO EXP 4.633% 6/15/10 144A	346,111		341,283
PRICOA GLOB FUND 4.35% 6/15/08	1,965,000		1,937,137
PRIME PROP FNDG 5.6% 6/15/11	515,000		516,820
PRINC LIFE MTN 3.625% 4/30/08	1,500,000		1,472,722
PRINC LIFE 2.8% 6/26/08 144A	1,000,000		964,786
PRUDENTIAL MTN 3.75% 5/01/08	700,000		687,829
QUEBEC PROV GLB 5.75% 2/15/09 DT	580,000		600,551
SBC COMM GLBL 6.25% 3/15/11	465,000		488,628
SBC COMM GLBL 4.125% 9/15/09	2,640,000		2,596,176
SBC COMM GLBL 5.3% 11/15/10	285,000		286,969
SLM CORP MTN 3.625% 3/17/08	500,000		494,897
SLM CORP 4% 1/15/09	1,410,000		1,404,696
SLM CORP 4.5% 7/26/10	675,000		670,097
ST PAUL COS 5.01% 8/16/07	885,000		887,155
SANTANDER 5.805%/VAR 6/20/16	765,000		772,925
SANTANDER 4.75% 10/21/08 144A	2,400,000		2,399,107
SIMON PROP GROUP 7.125% 2/9/09	2,075,000		2,202,897
SOUTHER CO CAP 5.3% 2/01/07	1,080,000		1,103,410
SPRINT CAP GLBL 7.625% 1/30/11	1,960,000		2,161,260
TELEFONOS MEX 4.5% 11/19/08	380,000		375,141
TELEFONOS MEXICO 4.75% 1/27/10	2,235,000		2,230,372
TEXAS EAST 5.25% 7/15/07	145,000		148,115
TEXTRON FINL MTN 4.125% 3/3/08	1,270,000		1,267,598
TRAVELERS PPTY 3.75% 3/15/08	1,180,000		1,165,667
US BANK NA MTN 4.4% 8/15/08	1,000,000		1,003,665
UNCREDIT LUX 5.584%/VAR 1/13/17	1,200,000		1,218,951
US BANCORP MTN 5.3% 4/28/09	1,465,000		1,482,183
VERIZON GLBL 7.25% 12/1/10	2,150,000		2,304,795
VERIZON NEW YOR 6.875% 4/01/12	1,935,000		2,039,305
VODAFONE GRP PLC 5.5% 6/15/11	365,000		366,819
WACHOVIA CAP 7.965% 6/1/27 144A	320,000		337,039
WACHOVIA CORP 3.5% 8/15/08	840,000		827,794
WASH MUTUAL INC 4.375% 1/15/08	1,590,000		1,605,744
WASHINGTON MUTUAL 4.5% 8/25/08	1,165,000		1,167,878
WASHINGTON REIT 5.95% 6/15/11	730,000		742,566
WELLS FARGO 3.98% 10/29/10	2,220,000		2,139,633
WELLS FARGO & CO 4% 9/10/12	460,000		460,225
WELLS FARGO 3.125% 4/1/09	1,515,000		1,460,721
WESTERN UN 5.4% 11/17/11 144A	1,650,000		1,637,915
Total corporate bonds			$ 148,781,019

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
Mortgage-Related Securities:			
FHLG 7.00% 12/26 #D76563	955		$ 995
FHLM ARM 4.889% 3/33 #847126	38,479		40,193
FHLM ARM 3.94% 3/34 #1B1568	680,136		668,050
FHLM ARM 4.314% 12/34 #1B2670	109,375		109,193
FHLM ARM 4.106% 12/34 #1B2699	84,423		85,709
FHLM ARM 4.22% 2/35 #1B2747	742,469		727,145
FHLM ARM 4.63% 3/35 #1B2811	504,959		498,136
FHLM ARM 4.497% 6/35 #1B2907	133,631		135,271
FHLM ARM 4.307% 5/35 #847408	171,386		176,347
FHLM ARM 4.55% 2/35 #1G0068	209,884		207,892
FHLM ARM 4.401% 2/35 #1G0103	333,509		332,920
FHLM ARM 4.37% 3/35 #1G0125	196,619		199,167
FHLM ARM 4.444% 3/35 #1G0133	120,365		118,936
FHLM ARM 4.504% 3/35 #1G0145	129,391		135,501
FHLM ARM 4.941% 11/35 #1J1228	452,942		456,962
FHLM ARM 5.26% 1/36 #1J1274	451,107		477,478
FHLM ARM 4.93% 9/35 #1K1215	444,189		449,189
FHLM ARM 5.034% 4/35 #1N0002	530,187		542,168
FHLM ARM 5.37% 12/35 #1N0106	519,299		524,468
FHLM ARM 5.62% 12/35 #1N0117	711,698		755,628
FHLM ARM 6.53% 8/36 #1N0187	1,751,388		1,825,850
FHLM ARM 5.62% 1/36 #1G1820	954,676		989,177
FHLM ARM 6.67% 10/36 #1G2538	593,479		607,838
FHLM ARM 5.34% 6/35 #1L0097	317,616		367,890
FHLM ARM 4.40% 8/35 #1L1225	1,863,059		1,899,580
FHLM ARM 5.885% 6/35 #1L1275	213,104		217,689
FHLG 6.50% 9/24 #G00320	183,357		189,092
FHLM ARM 5.676% 4/32 #789284	14,763		16,077
FHLG 7.75% 7/09 #A01599	23,336		23,753
FHLG 8.00% 9/11 #A01606	18,543		18,847
FHLG 20YR 5.50% 7/23 #C90691	1,141,049		1,138,904
FHLG 20YR 5.50% 4/24 #C90825	821,930		820,385
FHLM ARM 4.819% 10/32 #1B0610	16,098		16,639
FHLM ARM 4.441% 2/34 #781229	100,864		101,362
FHLM ARM 4.28% 3/34 #781344	675,459		685,414
FHLM ARM 4.13% 12/34 #782916	117,157		119,133
FHLM ARM 4.232% 1/35 #782988	332,180		342,502
FHLM ARM 4.434% 2/35 #783032	215,781		221,488
FHLM ARM 4.307% 3/35 #783067	99,739		103,588
FNMA FHAL 10% 3/16 #002499	27,817		29,257
FNMA FHAL 11.00% 12/15 #008217	33,076		35,838
FNMA 9.25% 12/16 #124474	18,323		19,030
FNMA PL 10.50% 8/20 #149167	41,956		47,625
FNMA PL 10.00% 4/20 #149168	46,884		52,612

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
FNMA 7.00% 9/27 #251190	3,004		$ 3,132
FNMA 15YR 6.50% 7/14 #252640	1,079,075		1,109,934
FNMA 20YR 5.50% 11/22 #254543	120,397		120,104
FNMA 20YR 5.50% 9/24 #255408	543,687		542,363
FNMA 20YR 5.50% 12/24 #255550	765,160		763,297
FNMA 20YR 5.50% 1/25 #255575	510,197		508,955
FNMA ARM 4.25% 2/35 #255658	93,974		92,324
FNMA 10.00% 11/18 #303975	77,773		87,157
FNMA 15YR 7.00% 12/11 #313224	85,670		88,069
FNMA 15YR 7.00% 2/12 #313302	204,059		209,864
FNMA 15YR 6.50% 10/13 #323321	386,575		397,388
FNMA 7.00% 2/29 #323542	30,116		31,395
FNMA 15YR 7.00% 7/11 #354828	19,985		20,536
FNMA 15YR 6.50% 5/13 #415776	81,741		84,027
FNMA 15YR 6.00% 4/14 #483994	10,193		10,386
FNMA 15YR 6.00% 3/14 #492151	71,011		72,356
FNMA 15YR 7.00% 9/14 #511943	14,209		14,788
FNMA 15YR 6.50% 3/15 #522315	42,880		44,106
FNMA 15YR 7.00% 3/15 #535200	146,967		152,742
FNMA 15YR 7.00% 12/15 #535631	70,099		73,101
FNMA 15YR 6.00% 1/17 #545404	50,297		51,344
FNMA 15YR 7.00% 1/17 #545505	29,393		30,265
FNMA 15YR 5.50% 9/14 #545728	518,529		521,998
FNMA ARM 4.305% 8/33 #555696	153,701		153,395
FNMA 15YR 6.00% 1/15 #594280	181,235		184,668
FNMA 15YR 7.00% 2/17 #625320	82,806		85,263
FNMA 15YR 7.00% 1/17 #626726	91,643		94,361
FNMA 15YR 7.00% 4/17 #636135	11,539		11,882
FNMA 15YR 7.00% 6/17 #640185	15,934		16,407
FNMA ARM 4.710% 10/32 #648938	10,865		10,941
FNMA 15YR 7.00% 6/12 #652267	347,798		357,594
FNMA 15YR 6.00% 10/17 #665871	10,354		10,570
FNMA 15YR 6.00% 10/17 #667172	138,092		140,881
FNMA ARM 4.732% 10/32 #668509	22,056		22,354
FNMA ARM 4.925% 12/32 #677026	8,334		8,374
FNMA 15YR 6.00% 1/18 #680906	266,806		272,194
FNMA 15YR 6.00% 3/18 #681410	134,230		136,940
FNMA 15YR 6.00% 3/18 #685464	55,062		56,174
FNMA ARM 3.828% 4/33 #688969	224,410		222,966
FNMA ARM 4.646% 1/33 #689554	50,740		50,981
FNMA ARM 4.708% 2/33 #693344	14,965		15,167
FNMA ARM 4.318% 3/33 #694530	49,862		48,950
FNMA ARM 4.801% 2/33 #695019	111,597		112,257
FNMA ARM 4.292% 3/33 #701296	89,236		89,391
FNMA ARM 3.984% 5/33 #703915	22,742		22,564

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
FNMA ARM 4.079% 4/33 #708221	27,467		$ 27,310
FNMA ARM 4.351% 6/33 #720921	41,732		41,599
FNMA ARM 3.878% 6/33 #723633	317,661		315,106
FNMA 15YR 7.00% 3/09 #723718	51,421		52,196
FNMA ARM 3.836% 6/33 #723760	71,287		70,746
FNMA ARM 5.12% 1/34 #725109	61,477		61,954
FNMA ARM 4.862% 9/34 #725855	135,101		134,817
FNMA ARM 4.832% 8/34 #725858	73,111		73,512
FNMA ARM 4.409% 10/34 #725968	424,044		419,292
FNMA 15YR 4.00% 8/18 #728852	1,304,104		1,236,336
FNMA 15YR 7.00% 9/09 #731691	277,422		282,026
FNMA ARM 5.229% 8/33 #735030	104,047		104,523
FNMA ARM 4.115% 2/35 #735343	44,440		44,111
FNMA ARM 4.162% 2/35 #735345	116,023		116,121
FNMA ARM 4.587% 2/35 #735355	1,181,688		1,168,449
FNMA ARM 4.493% 8/34 #735360	246,932		245,243
FNMA ARM 4.62% 2/35 #735433	311,012		309,239
FNMA ARM 4.53% 3/35 #735448	262,993		259,561
FNMA ARM 4.319% 5/35 #735538	95,334		95,076
FNMA ARM 4.177% 3/35 #735545	334,919		335,489
FNMA ARM 4.763% 6/35 #735689	627,737		628,019
FNMA ARM 4.402% 10/34 #735934	765,270		767,124
FNMA 15YR 7.00% 8/11 #744150	25,368		25,827
FNMA ARM 4.898% 10/35 #745060	210,720		209,792
FNMA ARM 4.99% 11/35 #745064	4,632,760		4,621,039
FNMA ARM 4.858% 10/35 #745231	302,720		303,173
FNMA ARM 3.941% 6/34 #745335	517,224		508,188
FNMA ARM 5.51% 4/36 #745672	490,349		494,529
FNMA ARM 4.64% 9/35 #745773	435,275		433,215
FNMA ARM 5.541% 11/36 #745972	601,401		605,986
FNMA ARM 3.753% 10/33 #746320	72,100		71,102
FNMA ARM 4.155% 7/34 #747270	340,708		335,764
FNMA 15YR 6.50% 12/18 #747888	60,171		61,854
FNMA ARM 4.055% 10/18 #749296	60,281		59,692
FNMA ARM 4.358% 10/33 #754672	32,056		31,845
FNMA ARM 3.752% 10/33 #755148	71,388		70,340
FNMA ARM 4.294% 1/34 #759264	96,063		95,271
FNMA ARM 3.750% 1/34 #761058	77,382		76,139
FNMA ARM 3.826% 10/33 #763199	896,565		885,169
FNMA ARM 4.250% 1/34 #765659	116,856		115,778
FNMA ARM 4.25% 2/34 #765660	90,443		89,588
FNMA ARM 4.30% 1/34 #766886	538,431		533,750
FNMA ARM 4.057% 5/34 #768224	29,202		29,744
FNMA ARM 4.368% 2/34 #769940	183,832		182,492
FNMA ARM 3.83% 1/35 #773220	65,890		65,171

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
FNMA ARM 3.98% 1/35 #773221	92,836		$ 91,894
FNMA ARM 4.12% 2/35 #773243	120,475		119,585
FNMA ARM 4.455% 3/35 #773281	116,990		115,211
FNMA ARM 4.51% 7/34 #780280	313,120		310,541
FNMA ARM 3.939% 10/34 #781549	88,620		88,177
FNMA ARM 3.786% 12/34 #781576	87,215		86,496
FNMA ARM 3.827% 12/34 #781580	12,012		11,910
FNMA ARM 3.791% 6/34 #783545	383,937		375,906
FNMA ARM 4.351% 1/35 #783580	98,954		97,440
FNMA ARM 4.499% 3/35 #783587	267,721		264,297
FNMA ARM 4.4% 2/35 #783588	128,319		126,320
FNMA ARM 4.876% 7/34 #785318	308,135		307,501
FNMA ARM 4.85% 8/34 #790089	253,321		252,661
FNMA ARM 5.019% 9/34 #790458	115,309		115,217
FNMA ARM 4.658% 9/34 #790618	27,157		27,512
FNMA ARM 5.106% 9/34 #790762	82,033		82,169
FNMA ARM 4.748% 7/34 #793028	242,046		241,089
FNMA ARM 4.82% 8/34 #793420	372,347		371,131
FNMA ARM 4.83% 9/34 #794244	250,161		249,264
FNMA ARM 4.82% 9/34 #794465	188,277		187,685
FNMA ARM 4.74% 10/34 #794794	282,512		280,951
FNMA ARM 4.96% 8/34 #796987	743,916		743,756
FNMA ARM 3.737% 1/35 #797416	116,022		114,605
FNMA ARM 4.202% 1/35 #797418	184,958		181,514
FNMA ARM 4.67% 11/34 #799727	254,888		252,677
FNMA ARM 4.85% 11/34 #799812	207,574		206,621
FNMA ARM 5.064% 11/34 #800067	21,642		21,784
FNMA ARM 4.825% 12/34 #800297	191,905		190,700
FNMA ARM 4.845% 12/34 #800335	68,454		68,066
FNMA ARM 5.00% 9/34 #801341	1,012,932		1,012,907
FNMA ARM 5.05% 7/34 #801635	37,002		37,072
FNMA ARM 4.23% 11/34 #803591	28,644		28,522
FNMA ARM 4.029% 1/35 #806167	31,591		31,471
FNMA ARM 4.127% 1/35 #806519	139,967		139,860
FNMA ARM 4.048% 1/35 #806711	49,308		48,930
FNMA ARM 4.118% 1/35 #807221	140,316		139,388
FNMA ARM 3.913% 12/34 #809113	75,789		75,454
FNMA ARM 4.5% 2/35 #809429	891,655		879,566
FNMA ARM 5.029% 2/35 #809463	26,779		26,837
FNMA ARM 4.625% 2/35 #809931	242,689		240,021
FNMA ARM 4.145% 2/35 #810415	157,623		157,154
FNMA ARM 4.872% 1/35 #810896	1,372,099		1,366,305
FNMA ARM 4.57% 2/35 #811803	74,130		74,031
FNMA ARM 4.052% 2/35 #812091	60,390		59,970
FNMA ARM 4.118% 2/35 #813114	44,169		44,007

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
FNMA ARM 4.151% 1/35 #813170	232,908		$ 231,182
FNMA ARM 4.694% 11/34 #813184	299,478		297,462
FNMA ARM 3.87% 1/35 #813713	131,485		130,671
FNMA ARM 3.84% 1/35 #813714	230,386		228,293
FNMA ARM 4.023% 2/35 #813737	67,074		66,530
FNMA ARM 5.01% 4/35 #814954	203,268		203,831
FNMA ARM 4.790% 1/35 #815323	284,121		282,266
FNMA ARM 4.293% 3/35 #815586	66,816		66,840
FNMA ARM 4.653% 3/35 #816322	33,577		33,652
FNMA ARM 4.857% 1/35 #816356	10,546		10,583
FNMA ARM 4.573% 2/35 #816591	487,986		488,802
FNMA ARM 4.80% 2/35 #816593	253,872		252,176
FNMA ARM 4.639% 2/35 #816599	46,179		46,405
FNMA ARM 4.934% 3/35 #819648	171,030		170,752
FNMA ARM 4.928% 2/35 #820356	742,566		739,980
FNMA ARM 4.372% 4/35 #820407	44,643		44,482
FNMA ARM 4.725% 3/35 #820598	604,878		606,477
FNMA ARM 4.5% 5/35 #820996	61,997		61,815
FNMA ARM 4.597% 6/35 #821487	224,298		224,000
FNMA ARM 4.575% 7/35 #822002	209,002		208,486
FNMA ARM 4.302% 1/35 #827592	96,881		96,742
FNMA ARM 5.8170% 5/35 #827781	468,713		470,645
FNMA ARM 5.10% 5/35 #827782	221,672		222,645
FNMA ARM 5.208% 5/35 #827783	1,747,769		1,752,392
FNMA ARM 5.180% 5/35 #827785	268,536		269,128
FNMA ARM 4.520% 8/35 #829603	186,399		185,878
FNMA ARM 4.409% 5/35 #829985	223,357		223,012
FNMA ARM 5.203% 6/35 #830605	332,384		334,262
FNMA ARM 4.555% 7/35 #832099	272,024		271,394
FNMA ARM 4.71% 8/35 #834548	2,544,156		2,522,318
FNMA ARM 5.344% 7/35 #834917	40,139		40,380
FNMA ARM 5.101% 7/35 #841837	345,594		347,496
FNMA ARM 5.349% 12/34 #843013	104,128		104,578
FNMA ARM 5.280% 3/35 #843014	30,512		30,562
FNMA ARM 5.43% 11/35 #844168	146,808		147,922
FNMA ARM 4.893% 10/35 #847787	175,455		175,861
FNMA ARM 5.32% 1/36 #850852	690,272		692,365
FNMA ARM 5.38% 2/36 #865166	380,981		382,601
FNMA ARM 5.409% 2/36 #865319	125,011		125,915
FNMA ARM 5.84% 3/36 #865958	940,079		953,032
FNMA ARM 5.98% 4/36 #868793	522,921		530,420
FNMA ARM 5.839% 1/36 #879146	629,730		637,783
FNMA ARM 3.854% 10/33 #879906	1,850,523		1,830,417
FNMA ARM 5.79% 3/36 #881956	891,027		902,186
FNMA ARM 6.21% 4/36 #891332	345,000		351,109

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
FNMA ARM 6.08% 4/36 #895834	151,454		$ 154,043
FNMA ARM 5.53% 5/36 #896468	254,472		256,687
FNMA ARM 5.50% 5/36 #896475	461,258		465,419
FNMA ARM 6.63% 9/36 #898175	1,352,053		1,382,309
FNMA ARM 6.60% 9/36 #898177	759,802		777,631
FNMA ARM 6.62% 9/36 #898178	724,581		740,980
FNMA ARM 6.65% 9/36 #898179	725,594		743,777
FNMA ARM 6.62% 9/36 #898180	720,363		736,112
FNMA ARM 5.26% 11/36 #901494	299,358		300,991
GNII ARM 3.750% 1/34 #080817	503,243		501,545
BACM 04-6 XP CSTR 12/42	6,407,624		127,894
BACM 04-2 XP CSTR 11/38	3,766,149		115,280
BACM 05-3 XP CSTR 7/43	15,843,129		287,914
BACM 04-5 XP CSTR 11/41	8,864,506		186,054
BACM 05-4 XP CSTR 7/45	8,533,226		83,328
BACM 05-5 XP CSTR 10/45	20,361,992		101,690
BACM 06-6 XP CSTR 10/45	17,940,000		423,033
BACM 2006-4 XP CSTR 7/46	28,900,000		663,008
BACM 2006-5 XP .832% 9/47	11,050,000		359,995
BALL 05-ESHA X1 CSTR 7/20	32,305,000		51,126
BSCMS 04-PWR5 X2 CSTR 7/42	4,775,368		160,901
BSCMS 04-T16 X2 CSTR 2/46	3,230,143		102,299
BSCMS 03-T12 X2 CSTR 8/39	2,885,788		52,409
BSCMS 04-PWR6 X2 CSTR 11/41	3,735,215		108,059
BSCMS 05-PWR9 X2 CSTR 9/42	24,258,281		460,418
BSCMS 06-PW13 X2 CSTR 9/41	9,605,000		234,561
BSCMS 2006-T24 X2 CSTR 10/41	10,100,000		240,427
COMM 05-C6 XP CSTR 6/44	16,870,349		130,626
CD 06-CD3 XP CSTR 10/48	33,110,000		827,463
CGCMT 04-C2 XP CSTR 10/41	4,614,012		166,879
COMM 04-LBN2 X2 CSTR 3/39	1,506,661		42,320
COMM 06-C8 XP CSTR 12/46	40,310,000		1,109,728
COMM 04-LB4A XP CSTR 10/37	11,721,174		305,184
COMM 05-LP5 XP CSTR 5/43	8,996,544		123,449
CSFB 04-C1 ASP CSTR 1/37	7,567,300		204,089
CSFB 04-C4 ASP CSTR 10/39	4,137,335		164,971
CSFB 04-C3 ASP CSTR 7/36	12,635,631		277,687
CSMC 06-C5 ASP CSTR 12/39	24,765,000		902,554
CSMC 06-C4 ASP CSTR 9/39	49,685,000		1,595,506
CSFB 05-C1 ASP CSTR 2/38	9,781,235		145,001
CSFB 05-C4 ASP CSTR 8/38	26,602,494		342,515
CSFB 05-C2 ASP CSTR 4/37	7,610,968		184,699
GMACC 04-C3 X2 CSTR 12/41	6,053,449		140,435
GMACC 05-C1 A2 CSTR 5/43	740,000		726,561
GMACC 05-C1 X2 CSTR 5/43	7,889,004		202,112

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
GMACC 06-C1 XP CSTR 11/45	11,148,740		$ 99,457
GSMS 05-GG4 XP CSTR 7/39	20,418,908		609,578
GCCFC 05-GG3 XP CSTR 8/42	28,809,145		788,236
GCCFC 05-GG5 CSTR 4/37	104,864,257		638,726
JPMCC 03-CB7 X2 CSTR 1/38	2,018,708		49,639
JPMCC 04-CBX X2 CSTR 1/37	15,428,180		420,626
JPMCC 05-LDP4 X2 CSTR 10/42	55,772,855		480,738
LBUBS 04-C6 XCP CSTR 8/36	6,947,703		151,322
LBUBS 04-C8 XCP CSTR 12/39	3,854,864		102,932
LBUBS 05-C5 XCP CSTR 9/40	36,448,538		630,575
LBUBS 05-C7 XCP CSTR 11/40	39,274,051		394,041
LBUBS 206-C1A XCP CSTR 2/41	29,920,000		520,037
MLCFC 2006-4 XP CSTR 12/49	51,470,000		1,869,183
MLMT 04-BPC1 XP CSTR 9/41	14,546,845		465,309
MLMT 05-MKB2 XP CSTR 9/42	3,832,526		45,502
MLMT 05-MCP1 XP CSTR 6/43	7,410,497		201,395
MLCFC 06-3 XP CSTR 7/46	15,645,000		600,434
MSC 04-HQ4 X2 CSTR 4/40	6,192,944		111,785
MSC 05-TOP17 X2 CSTR 12/41	5,563,066		150,129
MSC 05-IQ9 X2 CSTR 7/56	7,303,523		293,328
MSC 05-HQ5 X2 CSTR 1/42	8,742,154		106,810
MSC 2006-HQ10 X2 CSTR 11/41	23,050,000		580,300
NCSLT 04-2 AIO 9.75% 10/14	890,000		353,370
NCSLT 06-1 A-IO 5.5% 4/11	715,000		143,389
NCSLT 05-3W AIO1 4.8% 7/12	2,025,000		315,779
NCSLT 2006-3 AIO 7.1% 1/12	1,975,000		592,177
NCSLT 06-4 AIO 6.35% 02/12	1,485,000		419,324
WBCMT 06-C24 XP CSTR 3/45	26,691,908		185,221
WBCMT 04-C15 XP CSTR 10/41	20,505,510		665,945
WBCMT 2006-C27 XP CSTR 7/45	23,990,000		420,525
ARMT 04-2 7A3 1ML+40 2/35	138,384		138,731
BACM 00-2 A2 7.1975% 9/32	395,000		417,762
BACM 05-1 A2 4.64% 11/42	1,510,000		1,502,736
BACM 2003-2 A2 4.342% 3/41	1,335,000		1,310,130
BACM 04-2 A2 3.52% 11/38	2,695,000		2,608,240
BACM 05-3 A2 CSTR 7/43	1,500,000		1,470,691
BACM 04-4 A3 4.128% 7/42	670,000		653,672
BACM 05-4 A1 4.432% 7/45	766,759		756,176
BACM 05-5 A1 4.716% 8/10	1,023,464		1,015,441
BACM 05-6 A1 5.001% 9/47	603,557		602,424
BOAMS 05-E 2A7 CSTR 6/35	675,000		665,977
BACM 2006-4 A1 CSTR 5/11	209,190		210,949
BACM 06-5 A1 5.185% 7/11	355,209		356,839
BAYC 04-1 A 1ML+36 4/34	405,648		406,922
BAYC 04-1 M1 1ML+56 4/34	57,950		58,179

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
BAYC 04-1 M2 1ML+120 4/34	57,950		$ 58,558
BAYC 04-3 A1 1ML+37 1/35	582,206		584,491
BAYC 04-3 A2 1ML+42 1/35	72,776		73,085
BAYC 04-3 M1 1ML+50 1/35	109,164		109,663
BAYC 04-3 M2 1ML+100 1/35	72,776		73,502
BSCMS 04-ESA A3 4.741% 5/16	1,140,000		1,130,415
BSCMS 04-ESA C 4.937% 5/16	195,000		194,188
BSCMS 04-ESA D 4.986% 5/16	140,000		139,573
BSCMS 04-ESA E 5.064% 5/16	435,000		434,352
BSCMS 04-ESA F 5.182% 5/16	105,000		105,125
BSCMS 04-PWR5 A2 4.254% 7/42	635,000		621,165
BSCMS 03-PWR2 A3 4.83% 5/39	500,000		494,198
BSARM 05-6 1A1 CSTR 8/35	1,264,452		1,272,243
BSCMS 05-PWR9 A1 4.498% 9/42	1,198,004		1,182,843
BSCMS 05-T20 A1 4.94% 10/42	1,103,064		1,098,958
BSCMS 06-PW13 A1 5.294% 09/41	1,388,911		1,400,871
COMM 05-C6 A2 CSTR 6/44	1,270,000		1,267,558
CWHL 02-25 2A1 5.5% 11/17	283,010		282,677
CGCMT 05-EMG A2 4.2211% 9/51	490,000		479,689
CWCI 06-C1 A2 5.122% 8/15/4	1,090,000		1,100,105
COMM 01-J2A A1 5.447% 7/34	1,643,991		1,659,712
COMM 99-1 A2 6.455% 5/32	1,945,836		1,980,669
COMM 06-C8 A1 5.11% 12/46	750,000		752,637
COMM 04-HTL1 B 1ML+45 7/16	2,584		2,591
COMM 04-HTL1 D 1ML+55 7/16	6,104		6,122
COMM 04-HTL1 E 1ML+75 7/16	4,258		4,271
COMM 04-HTL1 F 1ML+80 7/16	23,615		23,688
COMM 06-CN2A A2FX 5.449% 2/19	745,000		753,129
COMM 06-CN2A BFX 5.537% 2/19	275,000		278,809
COMM 06-CN2A CFX 5.47945% 2/19	115,000		116,544
COMM 06-CN2A D 5.52861% 2/19	190,000		192,283
COMM 06-CN2A E CSTR 2/19	355,000		359,612
COMM 06-CN2A F CSTR 2/19	85,000		85,951
COMM 05-LP5 A2 4.63% 5/43	1,620,000		1,598,090
CMAC 98-C2 B CSTR 9/30	1,740,000		1,768,749
GCCFC 2006-GG7 A1 5.7435% 7/38	784,427		798,411
CMAT 99-C1 A3 6.64% 1/32	350,000		359,930
CSFB 99-C1 A2 7.29% 9/41	1,664,907		1,732,706
CSFB 01-CK3 A3 6.4% 6/34	431,810		440,984
CSFB 2002-CP5 A1 4.106% 12/35	1,138,039		1,116,727
CSFB 03-C5 A3 4.429% 12/36	1,140,000		1,112,978
CSFB 03-C4 A3 CSTR 8/36	660,000		650,073
CSFB 2004-C1 A2 3.516% 1/37	1,440,000		1,403,271
CSFB 04-C1 A3 4.321% 1/37	520,000		504,534
DLJCM 98-CG1 A1B 6.41% 6/31	1,846,969		1,873,578

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
DLJCM 99-CG1 A1B 6.46% 3/32	1,165,000		$ 1,193,843
DLJCM 99-CG2 A1B 7.3% 6/32	370,000		386,481
DLJCM 99-G3 A1A 7.12% 10/32	96,089		96,709
FHR 2292 QT 6.5% 5/30	12,229		12,303
FHR 1604 I 6% 11/08	411,908		414,267
FHR 2347 PV 6.5% 5/12	662,786		676,154
FNR 90-84 Y 9% 7/20	72,686		78,452
FNR 93-129 H 6.5% 8/08	78,253		78,818
FNR 93-231 M 6% 12/08	10,419		10,437
FNR 88-15 A 9% 6/18	19,839		21,428
FNS F 2 11.5% 5/09	19,604		20,504
FNR 02-18 PE 5.5% 6/16	2,120,000		2,126,041
FNR 03-23 AB 4% 3/17	1,105,753		1,074,034
FHR 2590 NT 5% 4/16	545,000		544,889
FHR 2786 GA 4% 8/17	827,569		800,322
FNR 2006-77 PD 6.5% 10/30	1,588,186		1,617,849
FHASI 04-FL1 2A1 6ML+30 12/34	91,679		91,858
FULB 97-C2 A3 6.65% 11/29	631,975		637,898
GECMC 02-2A A2 4.97% 8/36	1,610,000		1,605,909
GMACC 97-C1 A3 6.869% 7/29	182,641		184,273
GMACC 97-C2 A3 6.566% 4/29	48,657		49,128
GMACC 06-C1 A1 4.975% 11/45	719,360		717,763
GMACC 2002-C1 A1 5.785% 11/39	1,327,896		1,343,076
GMACC 2003-C2 A1 4.576% 5/40	2,393,326		2,362,916
GSMS 03-C1 A2A 3.59% 1/40	885,000		871,456
GSMS 04-C1 A1 3.659% 10/28	1,067,831		1,043,036
GECMC 04-C2 A2 4.119% 3/40	505,000		491,500
GECMC 04-C3 A2 4.433% 7/39	1,955,000		1,925,701
TOWER 06-1 B 5.588% 2/36	340,000		343,490
TOWER 06-1 C 5.707% 2/36	420,000		423,723
GNR 02-37 C 5.878% 6/24	1,200,000		1,215,345
GNR 02-35 C CSTR 10/23	116,733		119,064
GNR 02-9 B 5.881% 3/24	173,956		175,200
GCCFC 03-C1 A2 3.285% 7/35	2,405,000		2,306,874
GCCFC 04-GG1 A4 4.755% 6/36	925,000		916,242
GCCFC 05-GG3 A2 CSTR 8/42	740,000		723,050
HMPT 99-HMTA B 7.3% 8/15	255,000		268,069
HMPT 99-HMTA D 7.97% 8/15	200,000		212,994
IMM 04-9 M2 1ML+65 1/35	152,287		152,751
IMM 04-9 M3 1ML+70 1/35	112,211		112,711
IMM 04-9 M4 1ML+105 1/35	57,709		57,873
JPMMT 05-A8 2A3 CSTR 11/35	190,000		190,412
JPMCC 2001-C1 A2 5.464% 10/35	783,864		786,162
JPMCC 04-CB8 A2 3.837% 1/39	1,255,000		1,198,334
JPMCC 04-CB9 A2 CSTR 6/41	500,000		499,400

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
JPMCC 05-LDP2 A2 4.575% 7/42	740,000		$ 727,357
JPMCC 05-LDP4 A1 CSTR 10/42	818,374		812,102
JPMCC 05-LDP5 A1 5.035% 12/44	1,036,324		1,034,122
JPMCC 2006-CB17 A3 5.45% 12/43	795,000		803,452
LBCMT 98-C4 A1B 6.21% 10/35	1,345,964		1,367,835
LBCMT 99-C1 A2 6.78% 6/31	3,293,776		3,395,034
LBUBS 00-C3 A2 7.95% 1/10	925,000		993,008
LBUBS 00-C5 A2 6.51% 12/26	445,000		466,006
LBUBS 01-C2 A2 6.653% 11/27	350,000		369,594
LBUBS 04-C4 A2 CSTR 6/29	965,000		954,353
LBUBS 01-C3 A1 6.058% 6/20	505,125		514,477
LBUBS 04-C6 A2 4.187% 8/29	670,000		653,942
LBUBS 03-C3 A2 3.086% 5/27	765,000		744,108
LBUBS 03-C5 A2 3.478% 7/27	2,725,000		2,655,893
LBUBS 03-C7 A3 CSTR 9/27	960,000		939,725
LBUBS 04-C2 A3 3.973% 3/29	700,000		664,720
LBUBS 06-C1A A1 5.018% 2/31	509,596		508,361
MSSTR 04-1 1A1 CSTR 8/17	464,928		474,724
MARM 04-11 2A2 1ML+44 11/34	39,080		39,176
MALT 04-3 3A1 6% 4/34	108,568		108,737
MLCC 04-B A2 6ML+27 6/29	342,448		342,953
MLMT 04-MKB1 A2 4.353% 2/42	3,635,000		3,569,149
MLMT 04-KEY2 A2 4.166% 8/39	1,195,000		1,161,317
MLMT 05-GGP1 B 4.146% 11/10	350,000		346,787
MLMT 05-GGP1 C 4.208% 11/10	295,000		292,383
MLMT 05-GGP1 D 4.291% 11/10	95,000		94,236
MLMT 05-GGP1 E 4.33% 11/10	125,000		124,059
MLMT 05-GGP1 F 4.35% 11/10	160,000		158,745
MLMT 05-GGP1 G 4.374% 11/10	135,000		133,959
MLMT 05-MCP1 A2 4.556% 6/43	1,140,000		1,119,965
MLMT 05-LC1 A1 5.017% 1/44	484,052		483,239
JPMC 99-C8 A2 7.4% 7/31	885,700		922,681
MSC 98-WF2 A2 6.54% 7/30	341,214		346,697
MSC 98-XL2 A2 6.17% 10/34	585,000		596,133
MSC 98-HF2 A2 6.48% 11/30	1,726,296		1,755,760
MSC 99-WF1 A2 6.21% 11/31	926,813		941,006
MSC 03-IQ5 A2 4.09% 4/38	303,901		300,809
MSC 03-IQ5 A3 4.71% 4/38	730,000		724,567
MSC 04-HQ3 A2 4.05% 1/41	535,000		521,097
MSC 06-T21 A1 4.925% 10/52	751,670		748,523
MSC 2006-T23 A1 5.682% 8/41	367,091		373,548
MSC 2006-HQ9 A1 5.49% 7/44	1,190,478		1,204,111
MCFI 98-MC2 A2 6.423% 6/30	1,303,653		1,320,576
NLFC 99-1 C 6.571% 1/31	530,000		543,474
PSSF 98-C1 A1B 6.506% 7/08	1,101,495		1,115,227

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
RAMP 03-SL1 A31 7.125% 4/31	353,236		$ 358,446
RAMP 04-SL2 A11 6.5% 10/16	73,998		75,364
GMACM 05-AR5 1A1 CSTR 9/35	359,493		361,203
SBM7 00-C3 A2 6.592% 12/33	1,000,000		1,044,440
SBM7 02-KEY2 A2 4.467% 3/36	902,750		884,629
SBM7 00-C1 A2 7.52% 12/09	1,100,000		1,163,988
SEMT 04-3 A 6ML+25 5/34	217,508		217,954
STARW 99-C1A B 6.92% 2/14	200,000		208,179
WBCMT 05-C22 A1 4.98% 12/44	665,034		663,043
WBCMT 06-C25 A2 5.684% 5/43	1,900,000		1,937,930
WBCMT 05-C16 APB 4.692% 10/41	530,000		517,633
WBCMT 03-C6 A2 4.498% 8/35	860,000		846,888
WBCMT 03-C7 A1 4.241% 10/35	1,160,689		1,132,992
WBCMT 03-C8 A3 4.445% 11/35	1,500,000		1,466,557
WBCMT 04-C14 A2 4.368% 8/41	890,000		871,713
WBCMT 2004-C15 A2 4.039% 10/41	1,395,000		1,354,617
WBCMT 05-C16 A2 4.38% 10/41	1,300,000		1,273,906
WBCMT 2006-C27 A1 5.405% 7/45	749,985		755,427
WMLT 05-B 2A4 CSTR 10/35	155,000		155,225
WAMMS 03-MS9 2A1 7.5% 12/33	97,797		101,153
WAMMS 04-RA2 2A 7% 7/33	126,096		128,566
WFMBS 03-14 1A1 4.75% 12/18	704,526		684,638
WFMBS 05-AR4 2A2 CSTR 4/35	2,316,109		2,286,263
WFMBS 05-AR2 2A2 4.57% 3/35	1,290,666		1,276,823
WFMBS 5-AR9 2A1 CSTR 5/35	1,014,877		999,564
WFMBS 05-AR10 2A2 CSTR 6/35	1,113,614		1,095,583
WFMBS 05-AR12 2A6 CSTR 7/35	1,186,581		1,176,686
WFMBS 06-AR8 2A6 CSTR 4/36	1,570,000		1,567,015
Total mortgage-related securities			$ 234,240,572
Asset-Backed Securities:			
ARGF 05-1A A1 4.02% 4/09	1,300,000		1,282,556
ARGF 05-2A A1 4.54% 5/09	1,330,000		1,319,851
ACCR 03-2 A1 4.23% 10/33	443,634		429,868
ACCR 03-3 A1 4.46% 12/33	421,286		405,975
ACE 03-HS1 M1 1ML+75 6/33	100,000		100,542
ACE 03-HS1 M2 1ML+175 6/33	100,000		101,205
ACE 03-NC1 M1 1ML+78 7/33	200,000		201,033
ACE 03-HE1 M1 1ML+65 11/33	221,486		222,582
ACE 04-FM1 M1 1ML+60 9/33	164,994		165,263
ACE 05-SD1 A1 1ML+40 11/50	108,554		108,843
ACE 02-HE1 M1 1ML+65 6/32	226,253		229,537
AMCAR 04-1 B 3.7% 1/09	41,918		41,945
AMCAR 04-1 C 4.22% 7/09	75,000		74,628

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
AMCAR 04-CA A4 3.61% 5/11	285,000		$ 280,223
AMCAR 04-DF A4 3.43% 7/11	775,000		756,869
AMCAR 05-1 B 4.48% 11/09	910,000		907,532
AMCAR 05-CF A4 4.63% 6/12	1,420,000		1,412,242
AMCAR 05-DA A3 4.87% 12/10	1,350,000		1,348,371
AMCAR 06-1 A3 5.11% 10/10	570,000		570,491
AMCAR 06-1 B 5.2% 3/11	75,000		75,160
AMCAR 06-1 C 5.28% 11/11	450,000		451,370
AMCAR 2006-AF A3 5.56% 9/11	975,000		983,976
AMCAR 06-BG A3 5.21% 10/11	375,000		376,351
AMCAR 06-BG A4 5.21% 9/13	750,510		754,147
AMSI 04-R2 M1 1ML+43 4/34	125,000		125,142
AMSI 04-R2 M2 1ML+48 4/34	100,000		100,115
ABSHE 03-HE6 M1 1ML+65 11/33	435,000		438,295
ABSHE 04-HE3 M1 1ML+54 6/34	150,000		150,801
BOIT 04-B2 B2 4.37% 4/12	1,250,000		1,228,149
BOIT 04-A6 A6 3.94% 4/16/12	2,085,000		2,032,581
BSABS 04-BO1 M2 1ML+75 9/34	375,000		381,181
BSABS 04-BO1 M3 1ML+105 9/34	255,000		259,162
BSABS 04-BO1 M4 1ML+120 9/34	215,000		219,958
BRHEA 06-A A2R 5.03% 12/41	1,600,000		1,598,154
CDCMC 03-HE3 M1 1ML+70 11/33	249,149		250,580
CITEC 05-VT1 A4 4.36% 11/12	225,000		222,771
CITEC 06-VT1 A3 5.13% 12/08	1,835,000		1,835,569
CITEC 06-VT2 A4 5.05% 4/20/14	1,260,000		1,258,829
CNH 05-A A4B 4.29% 6/12	660,000		651,930
CNH 05-B A3 4.27% 1/10	1,435,000		1,422,145
CNH 05-B B 4.57% 7/12	410,000		399,941
CPS 06-A 1A2 5.22% 1/10	286,352		286,575
CNH 06-B A3 5.2% 6/10	950,000		951,884
CNH 06-B B 5.36% 6/13	530,000		530,781
CPS 06-C A3 5.14% 1/11	359,999		360,793
CWL 04-3 M1 1ML+50 6/34	150,000		150,824
CARAT 2006-2 B 5.07% 12/11	3,520,000		3,517,375
CARAT 06-1 A3 5.03% 10/09	245,000		244,766
CARAT 06-1 B 5.26% 10/10	235,000		235,058
CARAT 2006-SN1A A3 5.31% 10/09	990,000		991,701
CARAT 2006-SN1A A4A 5.32% 3/10	1,125,000		1,128,102
CARAT 2006-SN1A B 5.5% 4/10	105,000		105,406
CARAT 2006-SN1A C 5.77% 5/10	100,000		100,426
COAFT 05-BSS C 4.48% 12/10	960,000		951,142
COAFT 05-C A4A 4.71% 6/12	750,000		745,092
COAFT 06-A A3 5.33% 11/10	1,439,000		1,443,889
COMET 2003-B3 B3 4.5% 6/11	1,835,000		1,817,484
COMET 04-B6 B6 4.155% 7/12	1,130,000		1,103,363

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
COPAR 06-1 B 5.13% 1/13	1,775,000		$ 1,777,169
COAFT 2006-CA 5.07% 7/11	955,000		957,590
COAFT 2006-B A3A 5.45% 2/11	1,600,000		1,608,240
COPAR 06-2 A4 4.94% 7/12	840,000		838,454
COPAR 2006-2 B 5.05% 6/13	360,000		359,453
CTCDO 04-1A A2 1ML+45 7/39	305,000		306,078
CTCDO 04-1A B 1ML+75 7/39	160,000		161,540
CTCDO 04-1A C 1ML+110 7/39	205,000		206,820
CFAT 2006-A A4 5.62% 8/11	1,870,000		1,871,704
AESOP 05-1A A1 3.95% 4/08	1,000,000		984,989
CDTIM 05-1A A1 4.67% 5/17	293,441		290,452
CHAIT 05-B2 B2 4.52% 12/10	6,350,000		6,283,318
CCCIT 05-B1 B1 4.4% 9/10	1,680,000		1,677,599
CCCIT 06-B2 B2 5.15% 3/11	1,355,000		1,374,585
CONTL AIR 98-3A2 6.32% 11/1/08	190,000		194,376
CONTL AIR 991A 6.545% 2/02/19	763,738		813,067
CPS 2006-B A3 5.73% 6/16	599,999		607,620
CPS 2006-B A4 5.81% 6/15	704,998		721,139
CPS 06-D A3 5.157% 05/11	1,065,000		1,064,681
CPS 06-D A4 5.115% 08/13	1,320,000		1,318,144
DCAT 06-A B 5.14% 9/12	1,505,000		1,508,093
DCAT 2006-C B 5.11% 4/13	900,000		901,753
DCAT 06-D A3 4.98% 02/11	830,000		830,412
DRT 00-1A A2 6.971% 3/10	578,476		595,012
DRIVE 05-3 A3 4.99% 10/10	1,290,000		1,287,378
DRIVE 06-2 A-3 5.33% 4/14	1,200,000		1,204,926
DRIVE 06-1 A2 5.49% 8/09	465,000		466,196
DRIVE 06-1 A3 5.49% 5/11	775,000		779,248
DRVT 2006-A A3 5.501% 11/11	780,000		785,563
DRVT 2006-B A2 5.32% 3/10	1,500,000		1,503,547
DRVT 2006-B A3 5.23% 8/12	845,000		846,964
FIAOT 06A A3 4.93% 2/15/11	580,000		578,288
FORDO 2005-A B 3.88% 1/10	290,000		285,351
FORDO 05-C A4 4.36% 6/10	740,000		729,806
FORDO 2006-B B 5.43% 2/12	815,000		820,557
FORDO 06-C A4A 5.15% 2/12	1,600,000		1,603,406
FORDO 2006-C B 5.3% 6/12	390,000		390,956
FRNK 06-1 B1 5.33% 7/14	150,000		149,762
FHLT 04-1 M2 1ML+50 2/34	100,000		100,200
FHLT 05-A M1 1ML+43 1/35	175,000		176,349
GSAMP 04-FM2 M2 1ML+110 1/34	55,469		55,540
GSAMP 04-FM2 M3 1ML+130 1/34	23,455		23,486
GSALT 05-1 A3 4.45% 5/10	995,000		989,239
GSALT 05-1 B 4.62% 11/13	78,254		77,894
GCOSL 06-1A NOTE 5.72% 3/22	622,930		620,473

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
GPMH 01-1 1A 1ML+34 4/32	253,015		$ 253,479
HAT 2006-1 A3 5.43% 6/11	1,000,000		1,005,708
HAT 2006-2 A3 5.61% 8/11	990,000		999,900
HAT 2006-2 A4 5.67% 6/13	865,000		878,488
HAT 2006-3 A2 5.38% 12/09	560,000		561,617
HAT 04-1 A4 3.93% 7/11	560,000		551,539
HART 05-A C 4.22% 2/12	95,000		93,824
HART 06-1 B 5.29% 11/12	80,000		80,242
HART 06-1 C 5.34% 11/12	100,000		100,324
HART 2006-B C 5.25% 5/13	315,000		315,769
JPMCC 2006-LDP9 A1 CSTR 5/47	700,000		701,154
JPMART 2006-A A-3 5.18% 12/10	1,100,000		1,102,097
JPMRT 2006-A A4 5.14% 12/14	870,000		871,882
JPMART 2006-A B 5.36% 12/14	240,000		240,717
LBART 2006-B A3 5.17% 8/11	540,000		541,220
MILT 05-1 B 5.02% 7/12	1,085,000		1,081,036
MBNAS 05-B4 B4 4.9% 3/11	1,410,000		1,405,415
MVCOT 05-2 A 4.6% 10/27	481,836		480,575
MVCOT 06-2A A 5.417% 10/28	594,665		594,385
MVCOT 06-2A B 5.467% 10/28	98,330		98,288
MVCOT 06-2A C 5.766% 10/28	46,824		46,808
MARM 04-11 1A4 1ML+49 11/34	62,306		62,486
MMLT 04-1 M1 1ML+50 7/34	189,387		189,788
MSAC 03-NC7 M1 1ML+70 6/33	214,261		214,758
MSDWC 01-NC1 M2 1ML+107 10/31	9,402		9,423
NAVOT 04-B A3 3.13% 5/09	426,877		422,779
NAVOT 05-A A4 4.43% 1/14	570,000		560,852
NALT 2006-A A4 5.1% 7/12	1,865,388		1,869,596
NEF 05-1 A5 4.74% 10/45	840,000		838,897
NHEL 04-1 M1 1ML+45 6/34	150,000		150,991
ONYX 05-B A4 4.34% 5/12	460,000		453,366
PPSI 04-WCW1 M1 1ML+63 9/34	305,000		308,931
PPSI 04-WHQ2 A3E 1ML+42 2/35	247,886		248,812
PCAT 2006-A B 5.51% 9/09	350,000		350,232
PCAT 2006-A C 5.77% 5/10	325,000		325,245
PMNT 05-2 B2 5.1% 11/12	1,045,000		1,045,812
PMNT 06-B1A B1 5.35% 3/13	1,155,000		1,158,558
RAMP 03-RZ2 A1 3.6% 4/33	191,131		187,742
RAMP 04-RS6 MII2 1ML+130 6/34	250,000		250,342
SLMA 04-A B 3ML+58 6/33	200,000		203,349
SVOVM 05-A A 5.25% 2/21	451,377		451,183
SBAC 05-1A A 5.369% 11/35	350,000		352,109
SBAC 05-1A B 5.565% 11/35	240,000		242,221
SEMT 03-5 A2 6ML+33 9/33	224,415		224,811
SRFC 2006-1A A1 5.84% 5/18	732,936		740,434

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
ARC 02-BC1 M2 1ML+110 1/32	43,385		$ 43,579
SASC 04-GEL1 A 1ML+36 2/34	35,744		35,994
TAROT 2006-C A4 5.07% 5/13	594,490		598,228
TAROT 2006-B A3 5.41% 8/11	600,000		603,603
TAROT 2006-B A4 5.52% 11/12	1,225,000		1,239,553
TAROT 06-A A3 4.77% 1/11	605,000		602,957
TAROT 06-A A4 4.88% 4/13	710,000		706,307
VWALT 2006-A A3 5.5% 9/09	1,700,000		1,710,049
WESTO 04-3 A4 3.93% 2/12	2,000,000		1,976,856
WESTO 04-4 A4 3.44% 5/12	1,230,000		1,203,605
WAOT 05-B A3 4.79% 4/10	880,000		877,156
WALOT 06-1 A-3 5.1% 7/11	740,000		740,150
WALOT 06-1B 5.15% 7/12	465,000		465,252
WALOT 06-1 C 5.22% 11/12	1,060,000		1,060,952
WALOT 06-2 A-2 5.35% 5/10	1,600,000		1,602,781
WALOT 06-2 B 5.29% 6/12	355,000		356,733
WALOT 06-2 C 5.34% 10/12	400,000		402,376
WESTO 05-3 A4 4.39% 5/13	820,000		811,812
WESTO 05-3 B 4.50% 5/13	320,000		316,580
WESTO 05-3 C 4.54% 5/13	415,000		410,721
WOART 04-A A4 3.96% 7/11	1,035,000		1,020,782
Total asset-backed securities			$ 120,221,151
Total fair value of investments held by Stable Value Fund			$ 656,305,257
Wrapper contracts:			
CDC Financial Products Inc.			1,498,366
Chase Manhattan Bank			1,518,824
Monumental Life Insurance Company			1,493,235
Union Bank of Switzerland			1,493,433
Total wrapper contracts			$ 6,003,858
Total stable value fund			$ 662,309,115
International Equity Fund:			
Fidelity Select International Pool	381,826		$ 52,100,140
Boston Company Pooled EE Intl	927,349		34,188,024
Capital Guardian Int'l Equity Fund	337,245		16,258,602
Total International Equity Fund			$ 102,546,766

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost**	Current Value
Money market funds:			
*Fidelity Inst Cash Portfolio: MM Fund Class I	14,915,917		$ 14,915,917
*Mellon Bank EB Temporary Investment Fund	245,934	245,934	245,934
Total money market funds			$ 15,161,851
Interest-Bearing Cash:			
Interest-Bearing Cash — Bankers Trust	155,460		$ 155,460
Loans to participants:			
* Loans to participants with interest rates ranging from 5% to 11.5%, maturing through 2037			$ 44,327,703
TOTAL			$ 2,683,624,016

* Party-in-interest.

** Cost information is not required for participant-directed investments, and therefore, is not included.

(Concluded)

PPG INDUSTRIES
EMPLOYEE SAVINGS PLAN

INDEX TO EXHIBITS

EXHIBIT		Sequential Page Reference
23	Consent of Independent Registered Public Accounting Firm	Page 39 of 39

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13605 on Form S-8 of our report dated June 25, 2007, appearing in this Annual Report on Form 11-K of the PPG Industries Employee Savings Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 25, 2007

END